[Translation]

                                                                     May 8, 2009

To Whom It May Concern:
                                      Company Name: TOYOTA MOTOR CORPORATION
                                      Name and Title of Representative:
                                          Katsuaki Watanabe, President
                                      (Code Number: 7203
                                          Securities exchanges throughout Japan)
                                      Name and Title of Contact Person:
                                          Takuo Sasaki
                                          General Manager, Accounting Division
                                          (Telephone Number: 0565-28-2121)


 Notice Concerning the Forecasts of Unconsolidated Financial Results for FY2009
 ------------------------------------------------------------------------------

TOYOTA MOTOR CORPORATION ("Toyota") announced today its financial results for FY2009 (April 1, 2008 through March 31, 2009), which differed from its forecast of unconsolidated financial results previously announced with its third quarter earnings announcement on February 6, 2009. With respect to the above, Toyota hereby provides notice of the following:

1. Difference between the Forecast and the Actual Unconsolidated Financial Results for FY2009 (April 1, 2008 through March 31, 2009)
                                                           (Amount: billion yen)

--------------------------------------------------------------------------------
                             Net          Operating        Ordinary         Net
                          revenues         income           income        income
--------------------------------------------------------------------------------
Previous forecasts (A)     9,400.0          -250.0           160.0         30.0
--------------------------------------------------------------------------------
Actual results (B)         9,278.4          -187.9           182.5         56.6
--------------------------------------------------------------------------------
Difference (B - A)          -121.6            62.1            22.5         26.6
--------------------------------------------------------------------------------
Difference (%)                -1.3%              -            14.1%        88.8%
--------------------------------------------------------------------------------
(Reference)
Actual results for FY2008 12,079.2         1,108.6         1,580.6      1,138.1
--------------------------------------------------------------------------------

2. Reasons for the Difference

   Operating income, Ordinary income and Net income for FY2009 exceeded the previously announced forecasts, mainly because expenses such as selling, general and administrative expenses were less than expected.

   (Note) This notice contains forward-looking statements that reflect Toyota's forecasts for consolidated and unconsolidated results. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include: (i) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Canadian dollar and the British pound; (iii) Toyota's ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (iv) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota's automotive operations, particularly laws, regulations and government policies relating to trade, environmental protection, vehicle emissions, vehicle fuel economy and vehicle safety, as well as changes in laws, regulations and government policies that affect Toyota's other operations, including the outcome of future litigation and other legal proceedings; (v) political instability in the markets in which Toyota operates; (vi) Toyota's ability to timely develop and achieve market acceptance of new products; and (vii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and suppliers for the production of its products or where its products are produced, distributed or sold. A discussion of these and other factors which may affect Toyota's actual results, performance, achievements or financial position is contained in Toyota's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.